Exhibit 99.1

QuantaSing Announces Appointment of New Independent Director

BEIJING, January 22, 2024 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (Nasdaq: QSG) (“QuantaSing” or the “Company”), today announced the appointment of a new independent director and a change to the audit committee of the Company’s board of directors (the “Audit Committee”).

Mr. Chenyang Wei was appointed as an independent director of the Company and as a member of the Audit Committee, effective on January 22, 2024.

Mr. Chenyang Wei has served as the Associate Dean of Institute for Fintech Research, Tsinghua University and Director of China Insurance and Pension Research Center, the National Institute of Financial Research, Tsinghua University PBC School of Finance since April 2019. From December 2016 to March 2019, Mr. Wei served as a senior managing director and chief U.S. economist in Zenity Asset Management Inc., a Silicon Valley-based asset management firm focusing on multi-sector asset allocation in the U.S. financial market. Prior to joining Zenity, Mr. Wei served as a director and head of credit research at AIG from August 2012 to December 2016. From June 2011 to August 2012, Mr. Wei was a senior economist with Federal Reserve Bank of Philadelphia. From 2006 to 2011, Mr. Wei was an economist with Federal Reserve Bank of New York. Mr. Wei is also an independent director of PICC Property and Casualty Company Limited (SEHK: 2328), HSBC Life Insurance Company Limited and Waterdrop Inc. (NYSE: WDH). He also served as an independent director of China Index Holdings Limited from May 2022 to April 2023. Mr. Wei received a bachelor’s degree in finance from Tsinghua University in 1996, a master’s degree in economics from McCombs School of Business, University of Texas at Austin in 2000, and a Ph.D. in finance from Leonard N. Stern School of Business, New York University in 2006.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new users and learners and to increase the spending and revenues generated from users and learners; its ability to maintain and enhance the recognition and reputation of its brand; its expectations regarding demand for and market acceptance of its services and products; trends and competition in China’s adult learning market; changes in its revenues and certain cost or expense items; the expected growth of China’s adult learning market; PRC governmental policies and regulations relating to the Company’s business and industry, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About QuantaSing Group Limited

QuantaSing is a leading online service provider in China dedicated to improving people’s quality of life and well-being by providing lifelong personal learning and development opportunities. The Company is the largest service provider in China’s online adult learning market and China’s adult personal interest learning market in terms of revenue, according to a report by Frost & Sullivan based on data from 2022. By leveraging its proprietary tools and technology, QuantaSing offers easy-to-understand, affordable, and accessible online courses to adult learners under a variety of brands, including QiNiu, JiangZhen and QianChi, empowering users to pursue personal development. Leveraging its extensive experience in individual online learning services, the Company has also expanded its services to corporate clients including, among others, marketing services and enterprise talent management services.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429